SECUR 09056518 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston (City) Texas (State) 77056-3019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Roberts (713) 968-0400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ERICA Y. ABARCA
Notary Public, State of Texas
My Commission Expires 08-08-09

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL FINANCIAL SERVICES, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

GLOBAL FINANCIAL SERVICES, L.L.C.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Global Financial Services, L.L.C.

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. as of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Financial Services, L.L.C., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 118,810
Receivable from clearing organization	1,964,607
Deposit with clearing organization	5,148
Securities owned, at market value	999,999
Other receivables	9,217
Furniture, equipment, and leasehold improvements, net	584,918
Other assets	25,063
	$ 3,707,762

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Commissions payable	$ 1,690,525
Accounts payable and accrued expenses	57,272
State income taxes payable	85,488
Deferred rent	181,328
Total liabilities	2,014,613
Members' equity	1,693,149
	$ 3,707,762

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 5,408,870
Firm trading profit	16,084,640
Interest and other	2,725,129
	24,218,639
Expenses	
Guaranteed payments to members	5,237,828
Employee compensation and benefits	5,400,999
Floor brokerage and clearance	1,181,541
Consulting	2,257,119
Communications	371,376
Occupancy and equipment costs	497,279
Promotional costs	85,148
Interest expense	9,170
Regulatory fees and expenses	47,345
Other	3,977,554
	19,065,359
Net income before income taxes	5,153,280
Provision for state income taxes	41,209
Net Income	$ 5,112,071

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

Balance, December 31, 2007	$ 1,915,191
Net income	5,112,071
Distributions to members	(5,334,113)
Balance, December 31, 2008	$ 1,693,149

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2008

Balance, December 31, 2007	$	--
Additions		--
Retirements		--
Balance, December 31, 2008	$	--

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 5,112,071
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	152,370
Changes in operating assets and liabilities:	
Decrease in deposit with clearing organization	994,852
Increase in securities owned, at market value	(999,999)
Increase in receivable from clearing organization	(375,720)
Decrease in other receivables	1,385
Increase in other assets	(19,117)
Increase in commissions payable	514,493
Decrease in payable to other broker/dealers	(9,045)
Increase in accounts payable and accrued expenses	25,943
Increase in state income taxes payable	39,488
Decrease in deferred rent	(16,982)
Net cash provided by operating activities	5,419,739
Cash flows from investing activities	-
Cash flows from financing activities	
Distributions to members	(5,334,113)
Net cash used by financing activities	(5,334,113)
Net increase in cash and cash equivalents	85,626
Beginning cash and cash equivalents	33,184
Ending cash and cash equivalents	$ 118,810
Supplemental Disclosures	
Cash paid for:	
Interest	$ 9,170
Income taxes	$ 1,721

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Global Financial Services, L.L.C. (the "Company") is organized as a limited liability company. The duration of the Company is through 2093, unless terminated earlier. Each member's liability is limited to his capital account balance. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is also registered with the National Futures Association.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value as determined by market quotations. Securities owned consist of a United Treasury Bill. There were no securities sold, not yet purchased at December 31, 2008.

In accordance with SFAS No. 157, *Fair Value Measurements*, the Company categorizes its marketable securities recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. The Company's securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that the Company has the ability to access.

Note 1 - Summary of Significant Accounting Policies, continued

Office Equipment

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation of office equipment is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Revenue Recognition

Securities transactions and all related revenue and expense are recorded on a trade date basis.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the individual members. The financial statements reflect a liability and provision for state income taxes for the Texas margin tax which is an obligation of the Company.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management accounts for uncertain tax positions based on their best estimate. If a position is deemed to be aggressive, it is evaluated using guidance for gain contingencies found in SFAS No. 5 *Accounting for Contingencies*.

Note 2 - Deposit With and Receivable From Clearing Organization

The Company is required to maintain a deposit with their clearing broker-dealer which is reflected in the statement of financial condition as deposit with clearing organization, and securities owned at, market value. Receivable from clearing organization is comprised of commissions of $193,460, other clearing receivables of $22,754, and demand balances in various accounts aggregating $1,753,541. Commissions receivable and other clearing receivables represent settlements from the month of December 2008. Such amounts are normally collected within ten days after month end.

Note 3 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2008 consist of the following:

	Cost	Depreciable Life
Furniture and fixtures	$ 290,979	5 years
Computer equipment	350,457	3-5 years
Leasehold improvements	736,091	7 years
Office equipment	43,839	5 years
	1,421,366	
Less accumulated depreciation and amortization	(836,448)	
	$ 584,918	

Depreciation and amortization expense aggregated $152,370 in 2008.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2008, the Company had net capital of approximately $1,051,197 and net capital requirements of $134,314. The Company's ratio of aggregate indebtedness to net capital was 1.92 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

GLOBAL FINANCIAL SERVICES, L.L.C.
Notes to Financial Statements
December 31, 2008

Note 4 - Net Capital Requirements, continued

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Lease and Contractual Obligations

The Company leases office facilities under a noncancelable operating lease expiring July 2013. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year Ending December 31,	
2009	$ 225,253
2010	237,477
2011	241,575
2012	247,313
2013	144,266
	$ 1,095,884

Rent expense relating to office facilities was approximately $229,032 for the year ended December 31, 2008

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potentially material indemnification loss at December 31, 2008.

Note 7 - Employee Benefits

The Company has a 401(k) retirement plan covering all employees. The plan allows employee contributions of zero up to the maximum allowed by law which was generally $15,500 for 2008. The Company makes discretionary contributions to the Plan which vest immediately. The Company's contributions to the Plan for the year ended December 31, 2008 were $33,355.

Note 8 - Concentrations and Financial Instruments with Off Balance Sheet Risk

The Company's customer base consists of individuals and entities located outside of the United States. Deposits with and receivables from clearing organization are with the Company's clearing broker-dealer which is located in New York, New York.

Cash at one bank exceeded federally insured limits at various times throughout the year ended December 31, 2008.

Note 9 - Membership Interests

The Company has 2,000 membership interests authorized, issued and outstanding.

Note 10 - Contingencies

The administrator of an estate initiated an arbitration against the company seeking damages for alleged wrongdoing against such estate. The arbitral tribunal recently held its preliminary hearing with the parties. No discovery has taken place and no expert witnesses have been designated. The estate has neither produced a damage model nor quantified its claims. Legal counsel is not able to express an opinion as to the likelihood of an unfavorable outcome or any estimate of the amount or range of potential loss.

The Company, members of management and a former Registered Representative have been sued by two former clients who are alleging certain claims. One action seeks actual and punitive damages in excess of $1,500,000. An arbitration hearing for this matter is set for April 14, 2009. The other action seeks compensatory and punitive damages in excess of $5,000,000. An arbitration hearing for this matter has been set for December 8, 2009. The Company is vigorously contesting these matters. Management, after consultation with legal counsel, is not able at this time to assess the Company's exposure, if any, on the claims asserted. Consequently, no provision for loss has been made in these financial statements.

Note 11 - Related Party Transactions

During 2007, the Company's members formed an affiliated entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs, however, none of the Company's overhead expenses are charged to the affiliate. Amounts due from such affiliate are shown as other receivables in the accompanying statement of financial condition. Such amounts are non-interest bearing and are due on demand.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2008

Schedule I

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,693,149
Deductions and/or charges		
Non-allowable assets:		
Receivable from clearing organization	$ 22,754	
Other receivables	9,217	
Furniture, equipment, and leasehold improvements, net	584,918	
Other assets	25,063	(641,952)
Net capital before haircuts on securities positions		1,051,197
Haircuts on securities positions		--
Net capital		$ 1,051,197

Aggregate Indebtedness

Items included in statement of financial condition	
Commissions payable	$ 1,690,525
Accounts payable and accrued expenses	57,272
State income taxes payable	85,488
Deferred income	181,328
Total aggregate indebtedness	$ 2,014,613

Schedule I (continued)

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 134,314
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 134,314
Net capital in excess of minimum required	$ 916,883
Excess net capital at 1000%	$ 849,736
Ratio: Aggregate indebtedness to net capital	1.92 to 1

Reconciliation with Company's Computation

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are:

Net capital per the Company's (unaudited) FOCUS IIA	$ 1,095,670
Decrease in member's equity	(31,986)
Increase in provisions for state income taxes	(41,209)
Increase in occupancy and equipment costs	(27,661)
Decrease in non-allowable assets	56,383
Net capital per report pursuant to Rule 17a-5(d)	$ 1,051,197

Schedule II

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: JPMorgan Clearing Corp.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Global Financial Services, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of Global Financial Services, L.L.C. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2009